Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-209533

LANDMARK INFRASTRUCTURE PARTNERS LP

UNIT EXCHANGE PROGRAM

FREQUENTLY ASKED QUESTIONS

Feb 2016

I.                                        OVERVIEW & BACKGROUND

1.              Can you provide an overview of the Unit Exchange Program?

The Landmark Unit Exchange Program (“UEP™”) is a program offered by Landmark Infrastructure Partners LP (Nasdaq: LMRK) (“LMRK”) that will allow property owners to contribute their income-producing ground or rooftop lease to LMRK in exchange for common units representing limited partner interests of LMRK (“Common Units”). LMRK is a publicly-traded, growth-oriented master limited partnership formed to acquire, own and manage a portfolio of real property interests leased to companies in the wireless communication, outdoor advertising and renewable power generation industries. A property owner may exchange its lease for Common Units in what may be a tax-efficient transaction. We believe many property owners do not sell their assets because they do not want to incur income taxes on a sale or they do not have an immediate use for the cash proceeds. The UEP™ is intended to address these two issues. With our UEP™, the property owner contributes an asset to LMRK and receives Common Units in exchange rather than cash. Gain on the contributed asset may be tax-deferred and the proceeds of the exchange are now invested in a publicly-traded partnership that owns a large, diversified and growing pool of assets similar to the asset that was exchanged.

2.              Why would property owners and investors choose the UEP™?

Property owners and investors may choose the UEP™ for one or more of the following reasons:

•                  Tax-Advantaged — The exchange may not immediately trigger gain on the property;

•                  Cash Flow — To the extent the board of directors of LMRK’s general partner (the “Board”) determines that LMRK has available cash (as defined in its partnership agreement), holders of Common Units are entitled to receive quarterly distributions;

•                  Diversification — LMRK owns over 1,400 sites and offers investors significant diversification versus the single property currently owned;

•                  Liquidity — LMRK has a registration statement on file with the Securities and Exchange Commission with respect to the Common Units that will be issued pursuant to the terms of the UEP™. After a property owner receives Common Units in exchange for its property, the owner may, in most instances, sell some or all of the Common Units at its discretion;

•                  Estate-Planning Benefits — In the case of an individual who contributed property in exchange for Common Units, upon death, the owner’s estate may receive a step-up in the tax basis of the Common Units (consult your tax advisor);

•                  Efficient Investment Vehicle — LMRK owns and acquires lease assets, has no employees, and is managed by Landmark Dividend LLC (“Landmark Dividend”); and

•                  Experienced Management — Landmark Dividend’s management team is highly experienced in its industry and in managing LMRK.

3.              Can you provide a history of Landmark Dividend LLC?

Landmark Dividend is an industry leader, and Landmark Dividend’s management is highly experienced, in acquiring real property interests underlying infrastructure assets. In November 2014, two of the private funds that were managed by Landmark Dividend contributed their respective assets to LMRK in connection with LMRK’s initial public offering (“IPO”). As of December 31, 2015, Landmark Dividend controlled more than 730 additional tenant sites through certain private funds, and LMRK had a right of first offer with respect to the assets held by such funds. As of December 31, 2015, Landmark Dividend had approximately 160 employees and operated in the United States, Australia, New Zealand and Canada. For more information on Landmark Dividend, please go to www.landmarkdividend.com.(1)

II.                                   LANDMARK INFRASTRUCTURE PARTNERS LP

1.              Can you provide a description of Landmark Infrastructure Partners LP?

LMRK is a growth-oriented master limited partnership formed by Landmark Dividend to acquire, own and manage a portfolio of real property interests that are leased to companies in the wireless communication, outdoor advertising and renewable power generation industries. LMRK’s real property interests underlie its tenants’ infrastructure assets, which include freestanding cellular towers and rooftop wireless sites, billboards, wind turbines and solar arrays. LMRK seeks to acquire real property interests subject to effectively triple net tenant lease arrangements that contain contractual rent escalators, which we believe provide stable, predictable and growing cash flow. LMRK does not have any employees and is managed by Landmark Infrastructure Partners GP LLC, which is the sole general partner of LMRK (the “GP”). For more information on LMRK, please see www.landmarkmlp.com.(2)

2.              What is the structure and governance of LMRK? What does the General Partner do from a governance standpoint?

LMRK is organized as a limited partnership and has a general partner and limited partners. As of February 22, 2016, Landmark Dividend owned approximately 23% of LMRK’s outstanding limited partner interests and 100% of the GP, which owns a non-economic interest in LMRK and 100% of LMRK’s incentive distribution rights. The public owned the remaining 77% limited partner interest in LMRK. The following simplified diagram depicts LRMK’s ownership structure.

Pursuant to the terms of LMRK’s partnership agreement, the GP has exclusive management powers over the business and affairs of LMRK. Although Landmark Dividend indirectly controls LMRK through its ownership of the GP, Landmark Dividend has no legal right to operate or otherwise directly control LMRK or its assets. The only legal rights that Landmark Dividend has with respect to LMRK’s governance is (i) the right, through its ownership of the GP, to elect the Members of the Board, who, in turn, elect the officers of the GP and (ii) the right to vote its limited partner interests, represented by Common Units and subordinated units, in any matter requiring unitholder approval in accordance with LMRK’s partnership agreement. As for the Board, unlike a public corporation that has a majority of independent directors, a master limited partnership is only required to have three independent directors. Also, unlike stockholders in a public corporation, unitholders do not have the right to appoint members to the Board.

(1) Information on the website is not incorporated herein by reference.

(2) Information on the website is not incorporated herein by reference.

3.              Why did Landmark Dividend form LMRK?

Landmark Dividend formed LMRK for the following reasons:

•                  To provide greater access to the debt and equity capital markets;

•                  To provide an exit alternative for Landmark Dividend’s private fund investors;

•                  To introduce new asset classes to the public markets; and

•                  To provide a means for landlords / owners of assets to exchange their assets into a publicly-traded security on attractive terms, such as the UEP™.

4.              Why doesn’t LMRK have any employees?

The GP has the sole responsibility for providing the personnel necessary to conduct LMRK’s operations. All of the employees and other personnel that conduct LMRK’s business are employed or contracted by the GP and its affiliates, including Landmark Dividend. There are no plans for LMRK to have or hire any employees of its own.

5.              Can you describe what happened during the IPO?

On November 19, 2014, LMRK sold 2,650,000 Common Units in its IPO at $19.00 per unit (100,000 additional Common Units were subsequently issued and sold upon the underwriters’ exercise of their option to purchase additional units). In total, 2,750,000 Common Units were issued and sold for gross proceeds of $52,250,000.

In the IPO, the assets of Landmark Dividend Growth Fund - A (“Fund A”) and Landmark Dividend Growth Fund - D (“Fund D”), two funds that were privately held and managed by Landmark, were contributed to LMRK. Fund A and Fund D contributed, in the aggregate, 701 tenant sites to LMRK in exchange for $64.5 million in cash and $37.1 million of rollover equity in the form of Common Units. Landmark Dividend also contributed $59.6 million to LMRK, consisting of approximately $20.3 million from its equity interest in Fund A and Fund D and $39.3 million of new cash, in exchange for 3,135,109 subordinated units.

For further detail on the transaction, please see the final prospectus for LMRK’s IPO and LMRK’s other public filings which may be accessed at www.sec.gov.

LMRK’s IPO Prospectus:

http://www.sec.gov/Archives/edgar/data/1615346/000104746914009279/a2222196z424b4.htm

All LMRK Filings:

http://investor.landmarkmlp.com/phoenix.zhtml?c=253802&p=irol-sec

6.              Are the Common Units I receive in the UEP™ freely transferable? How do I get access to them? How do I eventually sell them?

We have filed with the Securities and Exchange Commission a registration statement on Form S-4 (File No. 333-209533) to register the offer and issuance of the Common Units you will receive through the UEP™. With the registration statement effective, subject to certain exceptions, the Common Units will be freely transferable and will not be considered restricted securities pursuant to the Securities Act of 1933. The Common Units are typically held in book-entry form through LMRK’s transfer agent, Computershare. After closing a transaction under the UEP™, you will receive correspondence from Computershare describing how to access your account and Common Units. If you have questions regarding your Computershare account, you can contact Computershare’s dedicated Customer Relations / Support line at the telephone number listed below:

Computershare

Customer Relations

(800) 962-4284

7.              Are holders of Common Units entitled to receive distributions? When will I get them?

Pursuant to the terms of LMRK’s partnership agreement, LMRK is required to distribute its available cash (as defined in LMRK’s partnership agreement) to its unitholders within 45 days after the end of each quarter. LMRK will periodically announce the amount and the payment dates for any distributions. Other than the requirement to distribute all of its available cash, LMRK has no legal obligation to pay quarterly cash distributions in any specified amount, and the GP has considerable discretion to determine the amount of LMRK’s available cash each quarter. LMRK’s quarterly distribution for the quarter ended December 31, 2015 was $0.325 per unit, or $1.30 annualized. Any distributions will be distributed to you through LMRK’s transfer agent, Computershare.

a.              When will distributions be paid by LMRK?

LMRK will issue a press release announcing any distributions that are approved by the Board within 45 days after the end of each quarter. Unitholders of record on the record date will be entitled to receive the full distribution.

b.              If I want to automatically reinvest that distribution is there something I need to do?

LMRK does not have a distribution reinvestment program at this time.

8.              What is LMRK’s minimum quarterly distribution amount?

LMRK’s partnership agreement provides for a minimum quarterly distribution (the “MQD”) to the holders of its Common Units and subordinated units of $0.2875 per unit, or $1.15 per unit on an annual basis. LMRK’s ability to pay cash distributions at the MQD will be subject to several factors, including having sufficient available cash after the establishment of cash reserves and the payment of costs and expenses, including reimbursements of expenses to the GP. There is no guarantee that LMRK will pay the MQD or any distribution on its outstanding units in any quarter. The amount of distributions, if any, paid under LMRK’s cash distribution policy will be determined by the GP, taking into consideration the terms of LMRK’s partnership agreement.

9.              Why does Landmark Dividend continue to place assets in both LMRK and its private funds? What is the process for dropping assets into LMRK?

Landmark Dividend is a separate company from LMRK, and acquires assets and creates portfolios to potentially be presented for drop down into either LMRK or a private fund. There is no obligation for LMRK to buy these portfolios and LMRK cannot be compelled to raise capital in unfavorable markets. For these reasons Landmark Dividend maintains multiple channels to divest its asset portfolios, including to its privately managed funds. The general process for selling assets from Landmark Dividend to LMRK is described below:

(1) A portfolio of assets is presented by Landmark Dividend to LMRK for acquisition;

(2) The Board appoints a conflicts committee comprised of independent directors to review the transaction;

(3) The conflicts committee engages its own legal and financial advisors for the transaction;

(4) The financial advisors review the acquisition opportunity and, if they agree with the terms of the transaction, issue a fairness opinion to the conflicts committee;

(5) The conflicts committee votes on the transaction, reports the results to the Board and, if approved by the conflicts committee, the full Board votes to approve the transaction;

(6) The transaction is closed shortly after the Board approves the transaction.

10.       Are there risks involved with holding Common Units?

Yes, before deciding to participate in the UEP™, you should carefully read LMRK’s Annual Report on Form 10-K, including the risk factors set forth therein, and other quarterly and current reports filed with the Securities and Exchange Commission. If any of the risks discussed in LMRK’s annual, quarterly or current reports were to materialize, LMRK’s business, financial condition, results of operations and cash flows could be materially adversely affected and you could lose all or part of your investment.

11.       How has LMRK grown since the IPO in terms of the number of leases and annual rents acquired?

As shown on the diagram below, from November 2014 to December 2015, LMRK has added approximately 760 lease assets from an initial portfolio of approximately 700 assets, representing growth of over 109% since the IPO.

III.                              WHAT IS AN MLP?

1.              What is a master limited partnership (MLP)?

A master limited partnership (“MLP”) is a partnership that is publicly traded and listed on a national exchange. An MLP combines the benefits of pass-through taxation with the liquidity of publicly-traded securities. To obtain these benefits, at least 90% of an MLP’s income in each taxable year must be “qualifying income,” which includes real property rents as well as various types of income derived from natural resources. MLPs, generally, are designed to generate stable and predictable cash flow.

2.              What is a minimum quarterly distribution and incentive distribution right? Does the MLP’s general partner receive a quarterly distribution? What committees are required for an MLP?

Distributions. Generally, MLPs adopt a cash distribution policy stating its intent to distribute a minimum level of distributions on a quarterly basis. This amount of cash flow is referred to as the “minimum quarterly distribution,” or MQD, and is defined in the MLPs partnership agreement. If an MLP has common units and subordinated units, the holders of common units have a first call on cash distributions to the extent of the MQD. In addition, if there is any shortfall payment of the MQD from prior quarters, all arrearages on the MQD must be paid to the common unitholders before any distributions can be made to the subordinated unitholders. The MLP will also typically issue incentive distribution rights, or IDRs, to the general partner at the time of an initial public offering. As the quarterly distributions increase, the IDRs entitle the general partner to an increasing share of cash distributions as certain cash distribution benchmarks for the limited partners are achieved. IDRs typically grow from 2% at inception to 15%, then to 25% and finally to 50%. This provides the general partner with an incentive to maximize distributions through pursuing income-producing acquisitions and organic growth projects. The IDRs can be viewed as a mechanism by which the general partner is compensated for taking a subordinated position in the capital structure at the outset of the MLP. Stated differently, the general partner takes a disproportionate amount of the downside risk at the outset of the MLP and, therefore, the general partner should take a disproportionate share of the upside, too.

General Partner. In addition to IDRs, a general partner in an MLP often owns a small equity interest - typically 2% - in the partnership. There is no requirement that the general partner own an economic interest in the MLP, and there has been a recent trend for general partners to hold a non-economic interest in an MLP, instead of a 2% interest. If a general partner holds an economic interest in a MLP, it is entitled to receive quarterly cash distributions similar to the holder of a common unit.

Board of Directors. Unlike a traditional corporation, MLPs are only required to have three independent directors and an audit committee. In addition to an audit committee, the board of directors of an MLP’s general partner will typically appoint a conflicts committee composed of two or more independent directors to review specific related-party transactions that involve conflicts of interest. An MLP’s partnership agreement establishes the requirements to serve as a member of the conflicts committee, which generally involve stricter independence standards than those required to serve on the audit committee. An MLP is not required to have a compensation committee or a governance and nominating committee.

3.              How are MLPs taxed?

Pass-Through Entities. MLPs, unlike corporations, do not pay U.S. federal income tax and are not subject to certain states’ income taxes. Instead, the income earned by the MLP is passed through to its owners. Additionally, these owners are allocated a share of the MLP’s deductions, such as depreciation and interest expense, which can offset a portion of the income passed through to the owners. Some real estate enterprises, real estate investments trusts, or REITs, may qualify for tax treatment that is similar in some ways to an MLP. See Section V — Tax Matters (below) for additional information regarding the taxation of MLPs and their owners.

4.              How large is the MLP market?

As of December 31, 2015, there were more than 120 MLPs with an estimated aggregate market capitalization of approximately $350 billion.

IV.                               TRANSACTION MECHANICS

1.              How will you determine the number of Common Units I will receive based on the value of my lease?

The number of Common Units you will receive for the exchange of your property will be determined using a formula set forth in the definitive agreement you enter with LMRK. The formula will divide the value of the property being contributed by a volume-weighted average price (“VWAP”) per Common Unit, as reported on the NASDAQ Global Market, for a specified period of trading days immediately preceding the closing of your transaction.

Illustrative Example

As shown below, the number of Common Units will vary depending on the VWAP per Common Unit (in the number of preceding trading days specified in the applicable purchase agreement) at the time of the exchange.

For Illustrative Purpose Only

	Lease Value	VWAP Per LMRK Unit	Number of LMRK Units
Price Sensitivity Examples:
	$1,000,000	$20.00	50,000
	$1,000,000	$19.00	52,632
	$1,000,000	$18.00	55,556
	$1,000,000	$17.00	58,824
	$1,000,000	$16.00	62,500
	$1,000,000	$15.00	66,667
	$1,000,000	$14.00	71,429
	$1,000,000	$13.00	76,923
	$1,000,000	$12.00	83,333
	$1,000,000	$11.00	90,909
	$1,000,000	$10.00	100,000

V.                                    TAX MATTERS

1.              What type of K-1 taxable income will pass through to the unitholders?

Generally, LMRK generates ordinary income from rental activities. We recommend you consult your tax advisor on how LMRK income should be reported for tax purposes.

2.              In how many states does LMRK do business?

LMRK has business activities in almost every state and may have activities in additional states and other countries in the future.

3.              Will unitholders need to file tax returns in all states individually or will LMRK be filing composite returns on behalf of the unitholders?

Generally, unitholders will be required to file tax returns in states that have an income tax and where LMRK does business or owns property; however this will be based on the specific rules of each state. LMRK does not file composite returns on behalf of its unitholders. We recommend you consult with your tax advisor on the specific filing requirements of each state.

4.              Can you cite a specific IRS code section regarding the tax treatment of the contribution of property to a partnership?

Generally, pursuant to Internal Revenue Code Section 721, no gain or loss is recognized for U.S. federal income tax purposes when property is contributed to a partnership in exchange for an interest in the partnership. In the proposed transaction you will be contributing property to LMRK in exchange for a partnership interest in LMRK and this exchange may, therefore, qualify for non-recognition treatment. There are, however, exceptions to this general rule. We recommend you consult your tax advisor regarding the tax consequences to you of the proposed transaction.

5.              What else do I need to know about the taxation of MLPs and their owners?

There are many important tax considerations that are relevant to the acquisition, ownership and disposition of Common Units. We recommend that you read “Material U.S. Federal Income Tax Consequences of Common Unit Ownership” in our registration statement on Form S-4 (File No. 333-209533). You should also consult your tax advisor as to the tax consequences to you of acquiring, owning and disposing of Common Units.

VI.                               UEP™ CLOSING PROCESS

1.              Please describe the underwriting and due diligence process for the acquisition of my lease?

The underwriting and closing process for a UEP™ transaction is the same for a cash buyout transaction as described in the diagram below:

2.              How long will it take to close my transaction? What is involved in the closing process?

The diagram below shows the expected timeframes and key steps involved in the LMRK closing process.

3.              Why are there blackout periods during which a UEP™ cannot be closed? What is the schedule for blackout periods?

Blackout periods are periods of time during which LMRK will not issue Common Units, in order to avoid violating insider trading rules under U.S. federal securities laws that prevent issuing, selling or trading securities while in possession of material non-public information.

Though LMRK will determine when a blackout period should be in place, blackout periods generally go into effect toward the end of each fiscal quarter and remain in place until a specified number of days after LMRK conducts its earnings call for that quarter. There may be other periods blacked out if other material information is not publicly available.

VII.                          POST-CLOSING MATTERS

1.              Is there research on LMRK?

As of February 22, 2016, the following firms were covering LMRK’s equity: Baird, Janney Montgomery Scott, Raymond James, RBC Capital, and Wunderlich. Neither Landmark Dividend nor LMRK has reviewed or endorsed any research reports or other recommendations published by any of these firms, which are solely the responsibility of such firms.

2.              How do I transfer my units to my brokerage account?

The Common Units are held in book entry form with LMRK’s transfer agent, Computershare. For details on transferring your Common Units held by Computershare to a brokerage account, please contact Computershare.

DISCLAIMER

Landmark Dividend and LMRK do not provide tax advice. It is important that you consult a professional tax advisor regarding your individual tax situation.

LMRK has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission website at www.sec.gov. Alternatively, LMRK will arrange to send you the prospectus if you request it by calling toll-free 1-800-843-2024.